EXHIBIT 99.1                   FISCAL 2003 FIRST QUARTER RESULTS WITH COMMENTARY
--------------------------------------------------------------------------------



                               UTi WORLDWIDE INC.

                                   FISCAL 2003

                              FIRST QUARTER RESULTS

                                      WITH

                                   COMMENTARY

                                  JUNE 17, 2002

               --------------------------------------------------

UTi is pleased to present herein its results for the three months ended April 30, 2002 along with management's commentary on those results and financial position ("Commentary"). Certain statements in the Commentary may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company intends that all such statements be subject to the "safe-harbor" provisions contained in those sections. Such statements may include, but are not limited to, the Company's discussion of its growth strategy and integration of acquisitions. Many important factors may cause the Company's actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the Company's effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi's objectives or plans will be achieved. The historical results achieved by the Company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               UTi WORLDWIDE INC.
                              FINANCIAL INFORMATION

                UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE
                   THREE MONTHS ENDED APRIL 30, 2002 AND 2001
               (in thousands, except share and per share amounts)

                                                 Three months ended April 30,
                                               --------------------------------
                                                   2002                2001
                                               ------------        ------------
                                                          (Unaudited)
Gross revenue ............................     $    235,658        $    214,972
Freight consolidation costs ..............          158,729             140,796
                                               ------------        ------------
Net revenue ..............................           76,929              74,176
Staff costs ..............................           39,620              39,250
Depreciation .............................            2,337               2,306
Amortization of goodwill .................               --               1,263
Other operating expenses .................           27,060              26,053
                                               ------------        ------------
Operating income .........................            7,912               5,304
Interest expense, net ....................             (370)               (215)
Losses on foreign exchange ...............             (371)                (79)
                                               ------------        ------------
Pretax income ............................            7,171               5,010
Income tax expense .......................           (2,078)               (848)
                                               ------------        ------------
Income before minority interests .........            5,093               4,162
Minority interests .......................             (336)               (142)
                                               ------------        ------------
Net income ...............................     $      4,757        $      4,020
                                               ============        ============

Basic earnings per ordinary share ........     $       0.19        $       0.16
Diluted earnings per ordinary share ......     $       0.18        $       0.16

Number of weighted average shares
  used for per share calculations:

    Basic shares .........................       25,260,212          24,949,182
    Diluted shares .......................       25,775,651          25,540,093

                           CONSOLIDATED BALANCE SHEETS
              AS OF APRIL 30, 2002 (UNAUDITED) AND JANUARY 31, 2002
                      (in thousands, except share amounts)

                                                                                       April 30,      January 31,
                                                                                          2002            2002
                                                                                      -----------     -----------
                                                                                      (Unaudited)
ASSETS

Current assets:
  Cash and cash equivalents .....................................................      $  83,765       $  87,594
  Trade receivables (net of allowance for doubtful receivables of $9,954 and
     $9,638 as of April 30, 2002 and January 31, 2002, respectively) ............        192,566         180,866
  Deferred income tax assets ....................................................          1,323           1,890
  Other current assets ..........................................................         22,952          21,628
                                                                                       ---------       ---------
Total current assets ............................................................        300,606         291,978
Property, plant and equipment, net ..............................................         33,957          31,185
Goodwill ........................................................................         77,674          76,611
Investments .....................................................................            226             215
Deferred income tax assets ......................................................          1,615           1,431
Other non-current assets ........................................................          3,475           3,191
                                                                                       ---------       ---------

Total assets ....................................................................      $ 417,553       $ 404,611
                                                                                       =========       =========

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
  Bank lines of credit ..........................................................      $  13,537       $  21,062
  Short-term borrowings .........................................................         11,942          11,518
  Current portion of capital lease obligations ..................................          2,456           1,780
  Trade payables and other accrued liabilities ..................................        183,723         173,113
  Income taxes payable ..........................................................          6,557           4,743
  Deferred income tax liabilities ...............................................            557             842
                                                                                       ---------       ---------
Total current liabilities .......................................................        218,772         213,058
Long-term liabilities:
  Long-term borrowings ..........................................................            455           1,192
  Capital lease obligations .....................................................          6,527           5,726
  Deferred income tax liabilities ...............................................          1,918           1,566
  Retirement fund obligations ...................................................            725             693
                                                                                       ---------       ---------
Total long-term liabilities .....................................................          9,625           9,177
Minority interests ..............................................................          2,671           2,522
Commitments and contingencies
Shareholders' equity:
  Common stock - ordinary shares of no par value:
     25,722,577 and 25,702,401 shares issued and outstanding as of
     April 30, 2002 and January 31, 2002, respectively) .........................        207,419         207,143
  Retained earnings .............................................................         39,436          36,608
  Accumulated other comprehensive loss ..........................................        (60,370)        (63,897)
                                                                                       ---------       ---------

Total shareholders' equity ......................................................        186,485         179,854
                                                                                       ---------       ---------

Total liabilities and shareholders' equity ......................................      $ 417,553       $ 404,611
                                                                                       =========       =========

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED APRIL 30, 2002 AND 2001
                                 (in thousands)

                                                                                          Three months ended
                                                                                               April 30,
                                                                                       -------------------------
                                                                                          2002            2001
                                                                                       ---------       ---------
                                                                                              (Unaudited)
OPERATING ACTIVITIES:
Net income ......................................................................      $   4,757       $   4,020
Adjustments to reconcile net income to net cash provided by operations:
  Stock compensation costs ......................................................             45              48
  Depreciation ..................................................................          2,337           2,306
  Amortization of goodwill ......................................................             --           1,263
  Deferred income taxes .........................................................            481            (617)
  Gain on disposal of property, plant and equipment .............................            (68)            (17)
  Other .........................................................................            336             141
  Changes in operating assets and liabilities:
      (Increase)/decrease in trade receivables and other current assets .........         (3,207)           7800
      Increase/(decrease) in trade payables and other current liabilities .......          4,270          (7,724)
      Other .....................................................................             --            (156)
                                                                                       ---------       ---------
Net cash provided by operating activities .......................................          8,951           7,064

INVESTING ACTIVITIES:
Purchases of property, plant and equipment ......................................         (2,474)         (1,797)
Proceeds from disposal of property, plant and equipment .........................            135             341
Acquisitions of subsidiaries and contingent earn-out payments ...................         (1,793)         (1,767)
Other ...........................................................................             (8)             (3)
                                                                                       ---------       ---------
Net cash used in investing activities ...........................................         (4,140)         (3,226)

FINANCING ACTIVITIES:
(Decrease)/increase in bank lines of credit .....................................         (7,537)          9,612
Long-term borrowings -- advanced ................................................             91              21
Long-term borrowings -- repaid ..................................................           (867)             (8)
Repayments of capital lease obligations .........................................           (468)           (520)
Decrease in minority interests ..................................................           (190)           (153)
Net proceeds from the issuance of ordinary shares ...............................            231              --
Other ...........................................................................           (970)           (615)
                                                                                       ---------       ---------
Net cash (used in)/provided by financing activities .............................         (9,710)          8,337
                                                                                       ---------       ---------
Net (decrease)/increase in cash and cash equivalents ............................         (4,899)         12,175
Cash and cash equivalents at beginning of period ................................         87,594          98,372
Effect of foreign exchange rate changes on cash .................................          1,070          (2,031)
                                                                                       ---------       ---------
Cash and cash equivalents at end of period ......................................      $  83,765       $ 108,516
                                                                                       =========       =========

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE THREE MONTHS ENDED APRIL 30, 2002 AND 2001 (UNAUDITED)

NOTE 1. PRESENTATION OF FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements include the accounts of UTi Worldwide Inc. and its subsidiaries ("UTi" or the "Company"). These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. They do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. Operating results for the three months ended April 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2003 or any other future periods.

The balance sheet at January 31, 2002 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended January 31, 2002 on Form 20-F on file with the Securities and Exchange Commission.

All dollar amounts in the notes are presented in thousands except for share data.

NOTE 2. NEW ACCOUNTING PRONOUNCEMENTS

Effective February 1, 2002, the Company adopted the full provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which eliminates the amortization of goodwill. SFAS 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In accordance with the statement, amortization of goodwill, including goodwill recorded in past business combinations, ceased beginning February 1, 2002. SFAS 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by July 31, 2002, screens for impairment; while the second phase (if necessary), required to be completed by January 31, 2003, measures the impairment. The Company has begun the required screening test for potential impairment of goodwill recorded at February 1, 2002, which will be completed by July 31, 2002. If applicable, the required second step of the impairment test, used to measure the amount of any impairment loss, will be completed no later than January 31, 2003. SFAS 142 also requires that intangible assets that do not meet the criteria for recognition apart from goodwill be reclassified and that intangibles with indefinite lives cease to be amortized in favor of periodic impairment testing. The Company determined that as of February 1, 2002, no change was necessary to the classification and useful lives of identifiable intangible assets.

The changes in the carrying amount of goodwill by reportable segment for the three months ended April 30, 2002, are as follows:

                                                                            Asia
                                             Europe        Americas        Pacific        Africa          Total
                                            --------       --------       --------       --------       --------
Balance as of February 1, 2002 .......      $ 19,314       $ 10,357       $ 35,448       $ 11,492       $ 76,611
Contingent earn-out payments made ....           454            240            830            269          1,793
Foreign currency translation and
   other adjustments .................           (98)          (185)          (323)          (124)          (730)
                                            --------       --------       --------       --------       --------
Balance as of April 30, 2002 .........      $ 19,670       $ 10,412       $ 35,955       $ 11,637       $ 77,674
                                            ========       ========       ========       ========       ========

As required by SFAS No. 142, the results for the prior year have not been restated. A reconciliation of net income as if SFAS No. 142 had been adopted for the three months ended April 30, 2001, along with reported results for the three months ended April 30, 2002 is as follows:

                                                                                           Three months ended
                                                                                                April 30,
                                                                                        ------------------------
                                                                                           2002           2001
                                                                                        ---------      ---------
      Operating income:
        As reported ..............................................................      $   7,912      $   5,304
        Add back amortization of goodwill ........................................             --          1,263
                                                                                        ---------      ---------
          Adjusted operating income ..............................................      $   7,912      $   6,567
                                                                                        =========      =========

      Net income:
        As reported ..............................................................      $   4,757      $   4,020
        Add back amortization of goodwill, net of tax ............................             --          1,200
                                                                                        ---------      ---------
          Adjusted net income ....................................................      $   4,757      $   5,220
                                                                                        =========      =========

      Basic earnings per share:
        As reported ..............................................................      $    0.19      $    0.16
        Add back amortization of goodwill, net of tax ............................             --           0.05
                                                                                        ---------      ---------
          Adjusted basic earnings per share ......................................      $    0.19      $    0.21
                                                                                        =========      =========

      Diluted earnings per share:
        As reported ..............................................................      $    0.18      $    0.16
        Add back amortization of goodwill, net of tax ............................             --           0.05
                                                                                        ---------      ---------
          Adjusted diluted earnings per share ....................................      $    0.18      $    0.21
                                                                                        =========      =========

The Company also adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") effective February 1, 2002. SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. The adoption of these standards did not have a material effect on the Company's financial position or results of operations.

NOTE 3. EARNINGS PER SHARE

                                                                                          Three months ended
                                                                                               April 30,
                                                                                     ----------------------------
                                                                                         2002             2001
                                                                                     -----------      -----------
Basic earnings per share:
  Net income ..................................................................      $     4,757      $     4,020
  Weighted average number of ordinary shares ..................................       25,260,212       24,949,182
                                                                                     -----------      -----------
  Basic earnings per share ....................................................      $      0.19      $      0.16
                                                                                     ===========      ===========

Diluted earnings per share:
  Net income ..................................................................      $     4,757      $     4,020
  Weighted average number of ordinary shares ..................................       25,260,212       24,949,182
  Incremental shares, under the treasury stock method, required for
    diluted earnings per share ................................................          515,439          590,911
                                                                                     -----------      -----------
Diluted weighted average number of shares .....................................       25,775,651       25,540,093
                                                                                     -----------      -----------
Diluted earnings per share ....................................................      $      0.18      $      0.16
                                                                                     ===========      ===========

The above number of shares excludes any contingently issuable ordinary shares.

NOTE 4.  OTHER COMPREHENSIVE INCOME/(LOSS)

                                                                                             Three months ended
                                                                                                  April 30,
                                                                                            -------      -------
                                                                                              2002         2001
                                                                                            -------      -------
      Net income .....................................................................      $ 4,757      $ 4,020
      Other comprehensive income/(loss), net of tax:
          Foreign exchange translation adjustments ...................................        3,527       (3,359)
                                                                                            -------      -------
      Comprehensive income ...........................................................      $ 8,284      $   661
                                                                                            =======      =======

NOTE 5. SEGMENT INFORMATION

The Company operates in four geographic segments comprised of Europe, the Americas, Asia Pacific and Africa. For segmental reporting purposes by geographic region, gross airfreight and ocean freight forwarding revenues for the movement of goods is attributed to the country where the shipment originates. Gross revenues, as well as net revenues, for all other services are attributed to the country where the services are performed. Net revenues for airfreight and ocean freight forwarding related to the movement of the goods are prorated between the country of origin and the destination country, based on a standard formula. Certain unaudited information regarding UTi's operations by segment is summarized in the following tables.

                                                              Three months ended April 30, 2002
                                           ----------------------------------------------------------------------
                                                                      Asia
                                            Europe      Americas     Pacific     Africa    Corporate       Total
                                           --------     --------    --------    --------   ---------     --------
Gross revenue from external
   customers ..........................    $ 79,238     $ 61,542    $ 65,154    $ 29,724         $--     $235,658
                                           ========     ========    ========    ========    ========     ========
Net revenue ...........................    $ 21,802     $ 21,708    $ 14,841    $ 18,578         $--     $ 76,929
Staff costs ...........................      11,386       13,249       6,637       7,389         959       39,620
Depreciation ..........................         759          638         459         410          71        2,337
Other operating expenses ..............       6,328        6,943       4,538       7,759       1,492       27,060
                                           --------     --------    --------    --------    --------     --------
Operating income/(loss) ...............    $  3,329     $    878    $  3,207    $  3,020    $ (2,522)       7,912
                                           ========     ========    ========    ========    ========
Interest expense, net .................                                                                      (370)
Losses on foreign exchange ............                                                                      (371)
                                                                                                         --------
Pretax income .........................                                                                     7,171
Income tax expense ....................                                                                    (2,078)
                                                                                                         --------
Income before minority interests ......                                                                  $  5,093
                                                                                                         ========

                                                              Three months ended April 30, 2001
                                           ----------------------------------------------------------------------
                                                                      Asia
                                            Europe      Americas     Pacific     Africa    Corporate       Total
                                           --------     --------    --------    --------   ---------     --------
Gross revenue from external
   customers ..........................    $ 64,568     $ 65,782    $ 55,105    $ 29,517         $--     $214,972
                                           ========     ========    ========    ========    ========     ========
Net revenue ...........................    $ 14,876     $ 23,968    $ 13,358    $ 21,974         $--     $ 74,176
Staff costs ...........................       8,630       14,430       6,228       8,868       1,094       39,250
Depreciation ..........................         580          635         380         637          74        2,306
Amortization of goodwill ..............         149          732         304          78          --        1,263
Other operating expenses ..............       3,834        7,532       4,144      10,421         122       26,053
                                           --------     --------    --------    --------    --------     --------
Operating income/(loss) ...............    $  1,683     $    639    $  2,302    $  1,970    $ (1,290)       5,304
                                           ========     ========    ========    ========    ========
Interest expense, net .................                                                                      (215)
Losses on foreign exchange ............                                                                       (79)
                                                                                                         --------
Pretax income .........................                                                                     5,010
Income tax expense ....................                                                                      (848)
                                                                                                         --------
Income before minority interests ......                                                                  $  4,162
                                                                                                         ========

The following table shows the gross revenue and net revenue attributable to the Company's principal services.

                                                    Three months ended
                                                         April 30,
                                                  ----------------------
                                                    2002          2001
                                                  --------      --------
      Gross revenue:
        Airfreight forwarding ..............      $131,057      $120,692
        Ocean freight forwarding ...........        62,948        60,119
        Customs brokerage ..................        13,997        13,474
        Other ..............................        27,656        20,687
                                                  --------      --------
                                                  $235,658      $214,972
                                                  ========      ========

      Net revenue:
        Airfreight forwarding ..............      $ 34,281      $ 36,053
        Ocean freight forwarding ...........        14,828        13,397
        Customs brokerage ..................        13,416        13,055
        Other ..............................        14,404        11,671
                                                  --------      --------
                                                  $ 76,929      $ 74,176
                                                  ========      ========

NOTE 6. PRO FORMA INFORMATION

In January 2002, the Company acquired Grupo SLi & Union S.L. and in May 2001, the Company acquired 51% of Eilat Overseas Limited. The table below shows the pro forma results for the three months ended April 30, 2001 of the Company's acquisitions as if they had occurred at the beginning of the fiscal year.

                                      Gross         Net        Earnings
                                     revenue       income     per share*
                                    --------      --------    ----------
      As reported ............      $214,972      $  4,020      $0.16
      Acquisitions ...........         7,798           329       0.01
                                    --------      --------      -----
         Total ...............      $222,770      $  4,349      $0.17
                                    ========      ========      =====

----------

      * Earnings per share calculated on 25,540,093 diluted ordinary shares.

NOTE 7. ORDINARY AND PREFERENCE SHARES

The number of shares authorized under each of the Company's classes of ordinary and preference shares as of April 30, 2002 and January 31, 2002 were as follows:

                                                       April 30,     January 31,
                                                          2002           2002
                                                      -----------    -----------
Common stock - ordinary shares of no par value ...    500,000,000    500,000,000

Non-voting variable rate participating
cumulative convertible Class A preference
shares of no par value ...........................     50,000,000     50,000,000

Non-voting variable rate participating
cumulative convertible Class B preference
shares of no par value ...........................     50,000,000     50,000,000

NOTE 8. SUPPLEMENTAL CASH FLOW INFORMATION

The following table shows the supplemental non-cash investing and financing activities and the supplemental cash flow information.

                                                Three months ended
                                                     April 30,
                                                ------------------
                                                 2002        2001
                                                ------      ------
      Non-cash activities:
        Dividends declared ...............      $1,929      $1,926
        Additions to capital leases ......         412          40
      Cash paid:
        Interest, net ....................         230         216
        Income taxes .....................       3,811       1,466

In the three months ended April 30, 2001, the Company acquired certain assets and liabilities of Pership Logistics (Private) Limited. In conjunction with this acquisition, liabilities were assumed as follows:

      Fair value of assets acquired .................      $ 2,238
      Cash paid .....................................       (1,254)
                                                           -------
      Liabilities assumed ...........................      $   984
                                                           =======

                 COMMENTARY ON FISCAL 2003 FIRST QUARTER RESULTS

OVERVIEW

The following commentary explains material changes in the consolidated results of operations for UTi Worldwide Inc. and its subsidiaries, ("UTi" or the "Company"), for the three months ended April 30, 2002 ("first quarter of fiscal 2003") as compared to the three months ended April 30, 2001 ("first quarter of fiscal 2002"). Our financial statements, which are included with this commentary, are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The following discussion should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended January 31, 2002, which are included in the Company's annual report for the year ended January 31, 2002 on Form 20-F, on file with the Securities and Exchange Commission.

DISCUSSION OF RESULTS

The following table shows the Company's results of operations as a percentage of net revenues.

                                                          Three months ended
                                                              April 30,
                                                          ------------------
                                                          2002          2001
                                                          ----          ----
      Net revenue:
        Airfreight forwarding ........................      45%           49%
        Ocean freight forwarding .....................      19            18
        Customs brokerage ............................      17            18
        Other ........................................      19            15
                                                          ----          ----
      Total net revenue ..............................     100           100

      Staff costs ....................................      52            53
      Depreciation ...................................       3             3
      Amortization of goodwill .......................      --             2
      Other operating expenses .......................      35            35
                                                          ----          ----
      Operating income ...............................      10             7
      Interest expense, net ..........................       *             *
      Losses on foreign exchange .....................       *             *
                                                          ----          ----
      Pretax income ..................................       9             7
      Income tax expense .............................      (3)           (1)
      Minority interests .............................       *             *
                                                          ----          ----
      Net income .....................................       6%            5%
                                                          ====          ====

----------
* Less than one percent.

THREE MONTHS ENDED APRIL 30, 2002 COMPARED TO THREE MONTHS ENDED APRIL 30, 2001

Net revenue increased $2.7 million, or 4% to $76.9 million for the quarter ended April 30, 2002 compared to $74.2 million for the first quarter of fiscal 2002. Overall, net revenue was negatively impacted by foreign currency exchange rates for the current quarter versus the comparable period in the prior year and a decline in net revenues in the Americas region for the current quarter compared to the prior year period. Net revenue for the first quarter of fiscal 2002 benefited from acquisitions made during the last three quarters of fiscal 2002, primarily Grupo SLi and Union, S.L. ("SLi"), which we acquired on January 25, 2002. We estimate that, using currency exchange rates in effect for the first quarter of fiscal 2002, our net revenues for the first quarter of fiscal 2003 would have been $83.6 million, reflecting a growth rate of 13% on a constant currency basis. Of this increase, we estimate that acquisitions accounted for over half of the growth for the quarter ended April 30, 2002 versus the comparable period in the prior fiscal year on a constant currency basis.

Airfreight forwarding net revenue declined $1.8 million, or 5%, to $34.3 million for the first quarter of fiscal 2003 compared to $36.1 million for the prior year first quarter. This decrease resulted primarily from pricing pressures and the general economic slowdown. Pricing pressures occurred as a result of carrier capacity restraints and because of a shift in our geographic mix of gross revenues with increasing shares from the Asia Pacific and Europe regions where our yields are at lower levels than the Company's historic average yield, thereby depressing the overall yield. The general economic slowdown impacted the airfreight revenue in the Americas region, resulting in a decline in that region for the first quarter of fiscal 2003 versus the first quarter of fiscal 2002.

Ocean freight forwarding net revenue increased $1.4 million, or 11%, to $14.8 million for the quarter ended April 30, 2002 compared to $13.4 million for the same prior year period. Increases in shipments and tonnage, along with a slight increase in yields, contributed to this increase in ocean freight forwarding net revenue.

Customs brokerage net revenue increased $0.3 million, or 3%, to $13.4 million for the first quarter of fiscal 2003 compared to $13.1 million for the same prior year period. Customs brokerage net revenue increased primarily as a result of a general increase in the number of shipments during the quarter ended April 30, 2002 compared to the same prior year period.

Other net revenue, which includes revenue from our other specialized services including postponement warehousing and customized distribution services, increased $2.7 million, or 23%, to $14.4 million for the first quarter of fiscal 2003 compared to $11.7 million for the first quarter of fiscal 2002. This increase is primarily a result of the contribution of SLi's warehousing operations.

Staff costs increased $0.3 million, or 1%, to $39.6 million for the first quarter of fiscal 2003 from $39.3 million for the same prior year period, but decreased as a percentage of net revenue, from 53% to 52%. The increase in spending was due primarily to our addition of personnel in connection with the SLi acquisition, partially offset by cost reductions which were made to keep costs in line with net revenues.

Depreciation expense remained constant both in dollar terms, at $2.3 million, and as a percentage of net revenue, at 3%, for the quarter ended April 30, 2002 as compared to the comparable quarter in the prior year.

We ceased amortizing goodwill effective February 1, 2002 when we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). This change in accounting policy resulted in a decrease in amortization of goodwill of $1.3 million, or 100%, in the first quarter of fiscal 2003 versus the first quarter of fiscal 2002.

Other operating expenses increased by $1.0 million, or 4%, to $27.1 million in the first quarter of fiscal 2003 compared to $26.1 million for the same prior year period. Included in other operating expenses for the first quarter of fiscal 2003 are facilities and communications costs of $9.7 million compared to $9.3 million of such costs for the same prior year period. The balance of the other operating expenses is comprised of selling, general and administrative costs. For the quarter ended April 30, 2002, selling, general and administrative costs were $17.4 million compared to $16.8 million for the same prior year period. These expenses increased primarily as a result of an increase in the number of locations operating during the quarter ended April 30, 2002 compared to the number of locations operating during the same prior year period. When expressed as a percentage of net revenue, other operating expenses remained constant at 35% for the quarter ended April 30, 2002 versus the comparable prior year period.

Net interest expense, which consisted primarily of interest on our credit facilities and capitalized lease obligations offset by interest income, increased $0.2 million to $0.4 million in the quarter ended April 30, 2002 from $0.2 million for the same prior year period. The increase in net interest expense was primarily due to a reduction in interest income due to lower interest rates and lower cash balances on deposit during the first quarter of fiscal 2002 versus the comparable prior year period.

The effective income tax rate increased to 29% in the first quarter of fiscal 2003 compared to 17% in the same prior year period. This increase was primarily due to the recognition of tax loss carryforwards in the first quarter of fiscal 2002 which were fully utilized prior to the first quarter of fiscal 2003. Our overall tax rate is also impacted by the geographic composition of our worldwide earnings.

Net income increased 18% to $4.8 million in the quarter ended April 30, 2002 as compared to the same prior year period for the reasons listed above.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have used our internally generated cash flow from operations along with the net proceeds from the issuance of share capital to fund our working capital requirements, capital expenditures, acquisitions and debt service.

In the three months ended April 30, 2002, we generated approximately $9.0 million in net cash from operating activities. This resulted from net income of $4.8 million plus depreciation expense of $2.3 million and deferred income taxes of $0.5 million offset by other items totaling $0.3 million, plus a net decrease in working capital of approximately $1.1 million. The net decrease in working capital consisted of an increase in trade receivables and other current assets of $3.2 million offset by a higher increase in trade payables and other current liabilities of $4.3 million.

We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes. The billings to our customers for these disbursements, which are several times the amount of revenue and fees derived from these transactions, are not recorded as revenue in our consolidated income statements; rather, they are reflected in our trade receivables and trade payables, both of which increased as of April 30, 2002 versus January 31, 2002.

During the three months ended April 30, 2002, we used approximately $1.8 million of cash for earn-out payments made in the first quarter of fiscal 2003 related to acquisitions made in prior years, and $2.5 million for capital expenditures. Our financing activities during the three months ended April 30, 2002 used $9.7 million of cash, primarily due to repayments of $7.5 million in our bank lines of credit. These activities, in addition to foreign exchange rate changes, resulted in a net decrease in our cash and cash equivalents to $83.8 million at April 30, 2002 from $87.6 million at January 31, 2002.

We have various bank credit facilities established in countries where such facilities are required for our business. At April 30, 2002 these facilities provided for lines of credit from approximately $0.1 million to $29.0 million, and in total provided for guarantees, which are a necessary part of our business, of $36.4 million and a total borrowing capacity of approximately $58.9 million at April 30, 2002. Due to the global nature of our business, we utilize a number of financial institutions to provide these various facilities. Consequently, the use of a particular credit facility is normally restricted to the country in which it originated and a particular credit facility may restrict distributions by the subsidiary operating in the country. Our borrowings under these facilities totaled $13.5 million at April 30, 2002. Most of our borrowings are secured by grants of security interests in accounts receivable and other assets, including pledges of stock of our subsidiaries. The interest rates on these facilities vary and ranged from 3.28% to 16.75% at April 30, 2002. These rates are generally linked to the prime lending rate in each country where we have facilities. We use our credit facilities to primarily fund our working capital needs as well as to provide for customs bonds and guarantees and forward exchange transactions. While the majority of our borrowings are due and payable within one year, we believe we will be able to renew such facilities on commercially reasonable terms. UTi, United States, Inc., our U.S. operating company, has a revolving credit facility with General Electric Capital Corporation which provides for up to $29.0 million of borrowings based on a formula of eligible accounts receivable. This credit facility matures in August 2003 and contains financial and other covenants and restrictions applicable to our U.S. operations and a change of control provision applicable to changes at our holding company level. This agreement limits the right of the U.S. operating company to distribute funds to holding companies. At April 30, 2002, we had approximately $45.5 million of available, unused borrowing capacity under our bank credit facilities.

We believe that with our current cash position, various bank credit facilities and operating cash flows, we should have sufficient means to meet our working capital and liquidity requirements for the foreseeable future.

QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The nature of our operations necessitates dealing in many foreign currencies. Our results are subject to fluctuations due to changes in exchange rates. We attempt to limit our exposure to changing foreign exchange rates through both operational and financial market actions. We provide services to customers in locations throughout the world and, as a result, operate with many currencies including the key currencies of North America, Latin America, Africa, Asia Pacific and Europe.

Our short-term exposures to fluctuating foreign currency exchange rates are related primarily to intercompany transactions. The duration of these exposures is minimized through our use of an intercompany netting and settlement system that settles all of our intercompany trading obligations once per month. In addition, selected exposures are managed by financial market transactions in the form of forward foreign exchange contracts (typically with maturities at the end of the month following the purchase of the contract). Forward foreign exchange contracts are primarily denominated in the currencies of our principal markets. We will normally generate foreign exchange gains and losses through normal trading operations. We do not enter into derivative contracts for speculative purposes.

We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

We are subject to changing interest rates because our debt consists primarily of short-term working capital lines. We do not undertake any specific actions to cover our exposure to interest rate risk and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments for trading or speculative purposes.

As of April 30, 2002, there had been no material changes in our exposure to market risks since January 31, 2002 as described in our annual report on Form 20-F on file with the SEC.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion of our operating and financial review and prospects is based on our consolidated financial statements, prepared in accordance with U.S. GAAP and contained within this report. Certain amounts included in, or affecting, our financial statements and related disclosure must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time the financial statements are prepared. Therefore, the reported amounts of our assets and liabilities, revenues and expenses and associated disclosures with respect to contingent obligations are necessarily affected by these estimates. In preparing our financial statements and related disclosures, we must use estimates in determining the economic useful lives of our assets, obligations under our employee benefit plans, provisions for uncollectable accounts receivable and various other recorded and disclosed amounts. We evaluate these estimates on an ongoing basis.

Our significant accounting polices are included in Note 1 to the consolidated financial statements included in our annual report on Form 20-F on file with the Securities and Exchange Commission; however, we believe that certain accounting policies are of more significance in our financial statement preparation process than others. These include our policies on revenue recognition, deferred income tax, goodwill and currency translation.

Revenue Recognition

Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes and custom duties. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from the Company's services as an authorized agent for airline and ocean carriers, are recognized at the time the freight departs the terminal of origin which is when the customer is billed. Gross customs brokerage revenue and other revenues are also recognized when the customer is billed, which for customs brokerage revenue, is when the necessary documentation for customs clearance has been completed, and for other revenues, is when the service has been provided to third parties in the ordinary course of business.

Deferred Income Tax

Deferred income tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are recognized for all taxable temporary differences. Deferred income tax assets are offset by valuation allowances so that the assets are recognized only to the extent that it is more likely than not that taxable income will be available against which deductible temporary differences can be utilized. Deferred income tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred income tax is charged or credited to the income statement.

Goodwill

Goodwill, representing the excess of acquisition costs over the fair value of net assets of businesses purchased, is accounted for under the provisions of SFAS No. 142. The realizability and period of benefit of goodwill are evaluated periodically when events or circumstances indicate that nonrecoverability of goodwill is possible. If it becomes probable that the future undiscounted cash flows associated with such goodwill is less than its carrying value, an impairment loss would be recognized. These recoverability evaluations are subjective and require management assessments and judgments. Historically, acquired businesses generally have generated sufficient cash flows to recover the cost of goodwill.

Currency Translation

For consolidation purposes, balance sheets of subsidiaries expressed in currencies other than United States dollars are translated at the rate of exchange ruling at the balance sheet date. Operating results for the year are translated using average rates of exchange for the year. Gains and losses on translation are recorded as a separate component of equity and are included in other comprehensive income or loss. Transactions in foreign currencies during the year are remeasured at rates of exchange ruling on the dates of the transactions. These gains and losses arising on remeasurement are accounted for in the income statement. Exchange differences arising on the translation of long-term structural loans to subsidiary companies are recorded as other comprehensive income or loss.

Assets and liabilities at the balance sheet date of the Company's subsidiaries expressed in currencies different to their functional currencies, are remeasured at rates of exchange ruling at the balance sheet date. The financial statements of foreign entities that report in the currency of a hyper-inflationary economy are restated in terms of the measuring unit currency at the balance sheet date before they are translated into United States dollars.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued two new pronouncements: SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 supercedes Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 142 supercedes APB Opinion No. 17, "Intangible Assets," and prohibits the amortization of all goodwill related to business combinations acquired after June 30, 2001. SFAS 142 also establishes a new two-phase method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. In accordance with the statement, amortization of goodwill, including goodwill recorded in past business combinations, ceased beginning February 1, 2002. The first phase of the impairment testing, required to be completed by July 31, 2002, screens for impairment; while the second phase (if necessary), required to be completed by January 31, 2003, measures the impairment. We began the required screening test for potential impairment of goodwill recorded at February 1, 2002, which will be completed by July 31, 2002. If applicable, the required second step of the impairment test, used to measure the amount of any impairment loss, will be completed no later than January 31, 2003.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143). SFAS 143 establishes accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS becomes effective for all fiscal quarters of fiscal years beginning after June 15, 2002. We adopted the policy effective February 1, 2002 and its adoption did not have a material effect on our results of operations and financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 144 establishes accounting and reporting standards for the impairment or disposal of long-lived assets. This statement also expands the scope of a discontinued operation to include a component of an entity, and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS 144 becomes effective for all fiscal quarters of fiscal years beginning after December 15, 2001. We adopted SFAS 144 on February 1, 2002 and its adoption did not have a material impact on our financial position or results of operations.

RISK FACTORS

The following risk factors should be read in conjunction with the risk factors contained in our Form 20-F for the fiscal year ended January 31, 2002 and our Form F-1, both on file with the SEC.

WE DO BUSINESS ALL OVER THE WORLD AND WE EXPECT THAT OUR RESULTS OF OPERATIONS MAY BE IMPACTED BY GLOBAL ECONOMIC CONDITIONS.

Our business is subject to general economic conditions, including the economic conditions in specific regions or countries that we serve. We are also subject to economic conditions specific to our industry. We believe our revenues and net income for the fiscal quarter ended April 30, 2002 were impacted by the global economic slowdown. We experienced a decline in both gross and net revenues in our Americas region for the quarter ended

April 30, 2002 compared to the prior year first quarter and we remain cautious about the impact of general economic conditions on our revenues for the quarter ending July 31, 2002. We expect our future results of operations may also be impacted by future global economic conditions.

OUR BUSINESS IS DEPENDENT ON COMMERCIAL AIRFREIGHT CARRIERS, OCEAN FREIGHT CARRIERS AND OTHER TRANSPORTATION COMPANIES AND CHANGES IN AVAILABLE CARGO CAPACITY AND OTHER CHANGES BY SUCH CARRIERS CAN NEGATIVELY IMPACT OUR BUSINESS.

We rely on commercial airfreight carriers, ocean freight carriers, trucking companies and other transportation companies in delivering our cargo. Consequently, our ability to provide delivery services for our clients could be adversely impacted by shortages in available cargo space; changes by carriers and companies in policies and practices such as scheduling, pricing, payment terms, and frequency of service or increases in the cost of fuel, taxes, and labor; and other factors not within our control. Reductions in airfreight capacity could potentially negatively impact our yields. Material interruptions in service or stoppages in transportation could adversely impact our business, results of operations and financial condition. In this regard, ocean freight arriving at the west coast ports of the United States must be off loaded from ships by longshoremen, whose labor contracts expire on June 30, 2002. Any work stoppage or slowdown by the longshoremen at these west coast ports could potentially have an adverse effect on our results of operations. We may experience an increase in operating costs, such as costs for security, as a result of governmental regulations adopted in response to terrorist activities and potential terrorist activities. No assurances can be given that we will be able to pass these increased costs on to our customers in the form of rate increases or surcharges.

FOREIGN CURRENCY FLUCTUATIONS MAY DECREASE OUR PROFITABILITY IN THE FUTURE OR RESULT IN LOSSES.

Our reporting currency is the U.S. dollar. However, due to our global operations, we conduct and will continue to conduct business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency translation exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency rather than our reporting currency, a depreciation of the local currency against the U.S. dollar could adversely affect our reported U.S. dollar earnings. A depreciation of these currencies would result in lower gross and net revenues reported. Similarly, the opposite effect will occur if these currencies appreciate against the U.S. dollar. Many of our operations are in countries or regions where there was substantial depreciation of the local currency against the U.S. dollar in the past quarter, compared to their values during the first quarter of the prior fiscal year. We will experience the effects of changes in foreign exchange rates on our consolidated net income in the future.

OUR BUSINESS IS SUBJECT TO SEASONAL TRENDS.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first quarter is traditionally weaker compared with other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors and forces beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors. Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

COMPARISONS OF OUR OPERATING RESULTS FROM PERIOD TO PERIOD ARE NOT NECESSARILY MEANINGFUL AND SHOULD NOT BE RELIED UPON AS AN INDICATOR OF FUTURE PERFORMANCE.

Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors and changes in the shipping patterns of our customers may adversely impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

   -  personnel costs,

   -  timing and magnitude of capital expenditures,

   -  costs relating to the expansion of operations,

   -  costs and revenue fluctuations due to acquisitions,

   - pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

   -  adjustments in inventory levels,

   -  customer discounts and credits, and

   -  changes in our pricing policies or those of our competitors.

These factors, and others, may materially adversely affect our operating results.

OUR INTERNATIONAL PRESENCE EXPOSES US TO POTENTIAL DIFFICULTIES ASSOCIATED WITH MANAGING DISTANT OPERATIONS AND TO REGULATORY, TARIFF, LICENSING AND OTHER RISKS.

We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will account for a significant amount of our future revenue. There are risks inherent in doing business in international markets, such as:

   -  changes in economic and political conditions and in governmental policies,

   -  changes in international and domestic customs regulations,

   -  wars, civil unrest, acts of terrorism, and other conflicts,

   -  natural disasters,

   -  changes in tariffs, trade restrictions, trade agreements and taxation,

   -  difficulties in managing or overseeing foreign operations,

   -  different liability standards, and

   -  less protective intellectual property laws.

The occurrence of any of these risks may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

OUR EFFECTIVE INCOME TAX RATE WILL IMPACT OUR RESULTS OF OPERATIONS, OUR CASH FLOW AND OUR PROFITABILITY.

We have international operations and generate taxable income in different countries throughout the world, with operations in some countries with low effective income tax rates. Our effective income tax rate increased in the first fiscal quarter ended April 30, 2002 as compared to the comparable prior-year period and our future effective income tax rate will be impacted by a number of factors, including the geographical composition of our worldwide taxable income. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or situs in which our profits currently are recognized, our effective income tax rate could increase which would decrease our cash flow and profitability.

WE FACE INTENSE COMPETITION IN THE FREIGHT FORWARDING, LOGISTICS AND SUPPLY CHAIN MANAGEMENT INDUSTRY.

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. Also, we face competition from computer information and consulting firms which traditionally operated outside of the supply chain services industry, but are now beginning to expand the scope of their services to include supply chain related activities. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

OUR INDUSTRY IS CONSOLIDATING AND IF WE CANNOT GAIN SUFFICIENT MARKET PRESENCE IN OUR INDUSTRY, WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST LARGER, GLOBAL COMPANIES IN OUR INDUSTRY.

There currently is a marked trend within our industry toward consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

WE HAVE GROWN AND PLAN TO GROW, IN PART, THROUGH ACQUISITIONS OF OTHER FREIGHT FORWARDERS, CUSTOMS BROKERS AND SUPPLY CHAIN MANAGEMENT PROVIDERS. GROWTH BY ACQUISITIONS INVOLVES RISKS AND WE MAY NOT BE ABLE TO IDENTIFY OR ACQUIRE AND SUCCESSFULLY INTEGRATE ANY ACQUIRED BUSINESS INTO OUR OWN OPERATIONS.

We have grown through acquisitions and we may pursue opportunities to expand our business by acquiring other companies in the future.

Growth by acquisitions involves special risks including the following:

   - any inability to integrate the acquired business into our operations, for reasons including but not limited to incompatible computer or information systems or operating practices or differences in business or corporate cultures,

   - difficulties implementing proper business and accounting controls for the acquired business which we allow to continue to operate on its existing information and accounting systems,

   - any inability to identify appropriate acquisition candidates or negotiate acquisitions on favorable terms and valuations,

   - any inability to obtain financing, on favorable terms or at all, which is necessary to fund acquisitions, the integration of acquired businesses and/or the operation of the combined businesses,

   - any diversion of management's attention from existing operations to integrating the acquired companies,

   - any failure to successfully retain key personnel and key customers of any acquired company and expand the business as anticipated,

   - the risk that our due diligence regarding acquisition candidates may not adequately identify obstacles to our future successful operation of any such acquired business, including failing to identify significant liabilities or business contingencies,

   - the risk that acquisitions may result in adverse accounting or tax reporting obligations,

   - the risk that we will not have the understanding or experience to operate profitably in new lines of business which we may acquire,

   - the risk that our shareholders will experience dilution resulting from acquisitions in which some or all of the purchase price is paid by issuing our securities,

   - any failure of acquired businesses to achieve anticipated levels of revenues and earnings, and,

   - any inability to add new management or other personnel, implement new training programs, develop new operating processes or purchase or install additional software or hardware necessary to manage or operate any acquired businesses.

Our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. If we are not able to acquire companies according to our growth strategy or if we fail to integrate successfully any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.